                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             HORIZON OFFSHORE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            G. BRYAN DUTT CORPORATION
                            4545 Bissonnet, Suite 291
                              Bellaire, Texas 77401
                            Tel. No.: (713) 218-6945
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  May 30, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44043J105                   13D/A


   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         G. Bryan Dutt Corporation
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------

      NUMBER OF         7  SOLE VOTING POWER
        SHARES
     BENEFICIALLY          961,615
       OWNED BY        ---------------------------------------------------------
         EACH
      REPORTING         8  SHARED VOTING POWER
     PERSON WITH           0

                       ---------------------------------------------------------

                        9  SOLE DISPOSITIVE POWER

                           961,615
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         961,615
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.64%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 44043J105              13D/A


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
         ONLY)

         G. Bryan Dutt
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------

      NUMBER OF         7  SOLE VOTING POWER
        SHARES
     BENEFICIALLY          961,615
       OWNED BY        ---------------------------------------------------------
         EACH
      REPORTING         8  SHARED VOTING POWER
     PERSON WITH
                           0
                       ---------------------------------------------------------

                        9  SOLE DISPOSITIVE POWER

                           961,615
                       ---------------------------------------------------------

                       10  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         961,615
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.64%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13D, filed with the Commission on October 3, 2002, on behalf of G. Bryan Dutt Corporation, a Texas corporation ("GBD") and Mr. G. Bryan Dutt, the president and chief executive officer of GBD. This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to Ironman Energy Capital, L.P. ("Ironman"), of which GBD is the general partner.

         The Schedule 13D is hereby amended as set forth below:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of June 16, 2003, GBD and Mr. Dutt beneficially own 961,615 shares of Common Stock of the Issuer, which represents 3.64% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 961,615 shares of Common Stock beneficially owned by GBD and Mr. Dutt as of the date hereof, by (ii) 26,417,904 shares of Common Stock outstanding as of May 9, 2003 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on May 15, 2003.

         (b) GBD and Mr. Dutt for the account of Ironman have the power to vote and dispose of the shares of Common Stock held by such entity.

         The filing of this statement on Schedule 13D shall not be construed as an admission that GBD or Mr. Dutt is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 961,615 shares of Common Stock owned by Ironman. Pursuant to Rule 13d-4, GBD and Mr. Dutt disclaim all such beneficial ownership.

         (c) The transactions in the Issuer's securities by GBD during the last sixty days are listed as Annex A attached hereto and made a part hereof.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated August 22, 2002, among GBD and Mr. Dutt.

                                     ANNEX A


   Transaction         Buy/Sell      Quantity             Price per
       Date                          (shares)             Share ($)
----------------------------------------------------------------------
     4/10/03             Buy            1,640               3.46
     4/11/03             Buy           10,000               3.43
     4/29/03             Buy            1,820               3.69
     5/01/03             Buy            3,100               3.50
     5/07/03             Sell          13,675               4.06
     5/12/03             Sell          72,000               5.03
     5/13/03             Sell          15,400               5.03
     5/19/03             Sell         128,660               4.92
     5/20/03             Sell          15,700               4.97
     5/21/03             Sell          35,700               5.03
     5/21/03             Sell          56,400               4.92
     5/22/03             Sell          16,534               4.97
     5/23/03             Sell           1,000               4.98
     5/27/03             Sell          13,700               5.09
     5/28/03             Sell          24,392               4.86
     5/30/03             Sell          78,800               4.97
     6/02/03             Sell         115,100               5.22
     6/03/03             Sell          11,679               5.20
     6/04/03             Sell          17,330               5.26
     6/05/06             Sell           4,000               5.30
     6/06/03             Sell          23,800               5.06
     6/09/03             Sell           8,210               5.04
     6/10/03             Sell          12,240               5.08
     6/11/03             Sell         203,200               5.44
     6/12/03             Sell          39,900               5.68
     6/13/03             Sell          86,500               5.49





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


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 17, 2003


                               G. BRYAN DUTT CORPORATION

                               By:  /S/ G. BRYAN DUTT
                                    -------------------------------
                                    G. Bryan Dutt, President



                               /S/ G. BRYAN DUTT
                               ------------------------------------
                               G. Bryan Dutt









                                  Page 6 of 6